Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: AT&T Inc. Corporation (T)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule; but is made voluntarily in the interest of public disclosure and consideration of these important issues.

AT&T Inc. Corporation (T)
Vote Yes: Item #6 – Shareholder Proposal on Political Expenditures Values Alignment

Annual Meeting: Thursday, May 19, 2022

CONTACT: Meredith Benton| benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that AT&T publish a report, at reasonable expense, analyzing the congruence of the Company’s political and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

Supporting Statement: Proponents recommend, at Board and management discretion, that the report also include management's analysis of risks to the Company brand, reputation, or shareholder value associated with expenditures in conflict with its publicly stated company values. “Expenditures for electioneering communications" means spending, from corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or opposition to a specific candidate.

SUMMARY

The resolution requests that AT&T publish a report analyzing the congruence of the Company’s political and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

AT&T’s politically focused expenditures appear to be misaligned with its public statements of company values. Incongruencies include:

2022 Proxy Memo AT&T | Shareholder Proposal on Values Alignment with Political Expenditures

•	The company has stated a commitment to gender equality, but has contributed to politicians and political organizations working to weaken access to reproductive health care,

•	The company has made a commitment to carbon neutrality, but is a member of the U.S. Chamber of Commerce, which has sought to block U.S. climate legislation,

•	The company has a commitment to equality, but has contributed to state lawmakers supporting legislation which restrict free speech, and

•	The company has stated support for free, fair and secure elections, but has contributed to politicians who supported bills that raise serious voter suppression concerns.

RATIONALE FOR A YES VOTE

1.	Despite a stated environmental commitment, AT&T has supported politicians and organizations holding back climate progress.

2.	Despite a stated commitment to women’s empowerment, AT&T continues to support legislation limiting women’s reproductive health options.

3.	Despite a stated commitment to voting rights, AT&T has supported politicians seeking to weaken voting rights.

4.	Inconsistencies in AT&T’s stated values and its political contributions can pose risk to the company.

DISCUSSION

1)	Despite a stated environmental commitment, AT&T has supported politicians and organizations holding back climate progress

Within its website’s Social Responsibility page, AT&T announced a goal to achieve carbon neutrality by 2035 and stated that it is “continually exploring opportunities to be part of the solution in addressing climate change and transitioning to a net-zero economy.” AT&T also states that it believes that the company is “one of the largest corporate purchasers of solar energy in the world,” and it has “work[ed] with several [industry] groups to publicly promote the use of technology to address climate and resource challenges.” 1

Yet AT&T’s political spending is at odds with these actions. As the proposal states, “AT&T is a member of the U.S. Chamber of Commerce which has consistently lobbied to roll back climate regulations and slow the transition toward a low carbon energy mix.”

As reported by the “Change the Chamber Coalition,” the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Actions in 2021 included: issuing statements and amicus briefs in support of fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to call for drilling on federal lands, and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change.2

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1 https://about.att.com/csr/home/reporting/issue-brief/climate-change.html

2 https://drive.google.com/file/d/1bKlm8VzmoMschYzQ-UPVs_e4raZG-cSu/view

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2022 Proxy Memo AT&T | Shareholder Proposal on Values Alignment with Political Expenditures

Other companies have taken action to address incongruency between the Chamber’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (EPA) for its ruling on regulating greenhouse gas emissions, well known footwear and apparel company Nike stepped away from its membership, stating, “Nike fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.”3 Over 100 companies have quit the Chamber of Commerce as a result of its climate change policies.4

2)	Despite a stated commitment to women’s empowerment, AT&T continues to support legislation limiting women’s reproductive health options

AT&T CEO John Stankey has been an advocate for women’s empowerment on a number of occasions. In addition to signing the United Nations Women’s Empowerment Principles (WEP), Stankey has said in the Company’s annual Diversity, Equity, and Inclusion report that:

“Standing for equality is one of AT&T’s core values and we are committed to ensuring all our employees are respected for who they are and the diverse viewpoints they bring to the table. Our support for UN Women and their mission to advance gender equity and the empowerment of women and girls is a reflection of our belief that a diverse and inclusive business environment makes us stronger as individuals and as a company.”

AT&T’s 2020 Annual Diversity Equity and Inclusion report states that signing the WEP means that the company commits to “ensure the health, safety, and well-being of all workers, regardless of gender.” 4

The Company also has a number of initiatives aimed at supporting women in the tech industry, helping women in developing countries, and addressing gender equality. These include:

•	The Company’s pledge to the UN Women’s Empowerment Principles

•	Partnerships with 15 different women-focused diversity, equity, and inclusion groups

•	Its Advocates for Women in Tech employee resource group

•	Joining the SeeHer movement back in 2016, committing to improving female representation in advertising

Given Stankey’s strong show of support for womens’ advancement, AT&T’s support for the politicians responsible for extreme anti-choice legislation and attacks on women’s health care providers is deeply concerning. According to public data analyzed by the Sustainable Investments Institute, in the 2020 election cycle, AT&T was the largest among all corporate contributors (at $1.3 million) to anti-choice candidates in the South.5

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3 https://www.cbsnews.com/news/abandoning-ship-nike-quits-chamber-board-over-climate-change-stance/

4 https://www.racked.com/2017/10/2/16370014/us-chamber-commerce-explainer

4 https://about.att.com/ecms/dam/pages/Diversity/Annual_Report/ATT-2020-DEI-Annual-Report.pdf

5 https://siinstitute.org/special_report.cgi?id=89

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2022 Proxy Memo AT&T | Shareholder Proposal on Values Alignment with Political Expenditures

Although AT&T issued a statement claiming that it has not taken a position around abortion access, nor endorsed the law known as Senate Bill 8,6 it has been one of the most generous companies donating to top sponsors of the Texas abortion ban. It has donated $301,000 to these politicians since 2018.7

The independent journalism site Popular Info highlighted exactly how much participation the Company had in the passing of SB 8, saying “AT&T donated $50,000 directly from its corporate treasury to the Texas Senate Republican Caucus. All 18 Republican members of the Texas Senate voted in favor of Texas' abortion ban . . . AT&T is donating substantial funds to ensure that Republicans maintain or expand their control of the Texas Senate.”8

For this support, AT&T has been targeted by advocacy groups using tactics such as TV and digital ads, social media campaign, and commissioning airplane banner ads to fly over AT&T Stadium during football games.9

AT&T has also made a number of commitments to the LGBTQ+ community and states that it is “committed to supporting organizations and projects that strengthen the LGBTQ community.”10 However, AT&T is also directly associated, via its support of legislators that enacted the bill in Texas, with an order that seeks to classify gender-affirming care as child abuse.11

3)	Despite a stated commitment to voting rights, AT&T has supported politicians seeking to weaken voting rights

AT&T has publicly made it clear where it stands on voting rights and voter suppression. After Republican lawmakers introduced a bill in Georgia that would make it harder for minorities, people with disabilities, and lower-income individuals to cast their vote, Mr. Stankey stated:

We believe the right to vote is sacred and we support voting laws that make it easier for more Americans to vote in free, fair and secure elections. We understand that election laws are complicated, not our company’s expertise and ultimately the responsibility of elected officials. But, as a company, we have a responsibility to engage. For this reason, we are working together with other businesses through groups like the Business Roundtable to support efforts to enhance every person’s ability to vote. In this way, the right knowledge and expertise can be applied to make a difference on this fundamental and critical issue.12

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6 https://www.usatoday.com/story/money/business/2021/10/10/texas-abortion-law-foes-target-lawmakers-corporate-donors/6082537001

7 https://popular.info/p/these-corporations-bankrolled-the?s=r

8 https://popular.info/p/after-texas-republicans-imposed-a?token=eyJ1c2VyX2lkIjoyNzIwNzk0MSwicG9zdF9pZCI6NDc1ODkyMzgsIl8iOiJzVWlnMyIsImlhdCI6MTY0Njk4ODg5MSwiZXhwIjoxNjQ2OTkyNDkxLCJpc3MiOiJwdWItMTY2NCIsInN1
YiI6InBvc3QtcmVhY3Rpb24ifQ.O8K2cWTOldJ2O3lIt1cOpJAngS5hSLjgKzLvidmMSSE&s=r

9 https://www.cnbc.com/2021/10/04/texas-abortion-law-att-under-fire-for-donating-to-lawmakers-who-supported-bill.html

10 https://watch.att.com/lgbtq/share-your-truth/#commitment3

11 https://www.texastribune.org/2022/02/28/texas-transgender-child-abuse/

12 https://deadline.com/2021/04/viacomcbs-georgia-voting-bill-comcast-1234726035/

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2022 Proxy Memo AT&T | Shareholder Proposal on Values Alignment with Political Expenditures

While these statements are admirable, they sit in stark contrast with the Company’s political giving, actions, and affiliations. For example, the independent journalism site Popular Information noted that, “The Texas-based telecommunications company also reportedly gave [Greg] Abbott a $100,000 contribution on June 22, the same day he called for a special session to pass Republican-backed voting restrictions.”13

Popular Information found that the Company is a donor to the National Republican Congressional Committee (NRCC), contributing $15,000. Political candidates supported by NRCC Marjorie Taylor Greene and Paul Gosar recently spoke at a white nationalist convention.14 Through its affiliation with NRCC, AT&T may be seen as providing support to those who also support white supremacists.

AT&T’s membership with the U.S. Chamber of Commerce is also deeply concerning as it relates to social justice issues, in addition to climate concerns, as the organization has “poured [millions of dollars] into the pockets of the lawmakers and groups leading the fight to advance voter suppression and gerrymandering efforts.”15

4)	Inconsistencies in AT&T’s stated values and its political contributions can pose risk to the company

Inconsistency can pose significant risk to corporate reputation, brand, and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.16

The Conference Board’s new report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity affirms these observations:

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values….Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

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13 https://thehill.com/business-a-lobbying/business-a-lobbying/563541-watchdog-says-att-gave-over-100k-to-abbott-gop

14 https://popular.info/p/two-members-of-congress-spoke-at?s=r

15 https://texassignal.com/op-ed-att-claims-to-support-voting-rights-as-its-pac-undermines-democracy/

16 https://www.webershandwick.com/wp-content/uploads/2020/01/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf

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2022 Proxy Memo AT&T | Shareholder Proposal on Values Alignment with Political Expenditures

….[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.17

Disney as an illustrative example of investors’ concerns

The Walt Disney Company’s unintentional association with the “Don’t Say Gay” Bill in Florida illustrates investors’ concerns. Disney had contributed funds to the sponsors of this bill, which limits discussion of sexual orientation and gender identity in elementary schools. The company initially declined to comment on the legislation and this lack of action led to “widespread disappointment across the company among LGBTQ+ employees and allies.”18 The company then changed course, with the company’s CEO, Bob Chapek, taking a strong, public, stance against the bill and pledging $5 million to the Human Rights Campaign and other LGBTQ rights organizations.

By this time, however, the damage had been done. Abigail Disney, granddaughter of one of Disney’s founders, called out the company’s mismanagement on Twitter,19 the Human Rights Campaign, refused Disney’s contribution20 and consumers turned away from the brand.21 Chapek’s ability to govern effectively was also undermined. As a Disney employee told Variety, “The scene across Disney is very grim right now but Disney employees have never been more united in thought and effort, including mid- and high-level managers and executives who are starting to separate themselves from Chapek.”22

Disney continues to attempt to undo the harm caused by the lack of corporate oversight and proactive management of the company’s political contributions. It has now paused its political contributions in Florida and has said it will be pushing back against similar “Don’t Say Gay” legislation rising in other states. It is also now working to creating a lobbying program that, in the words of CEO Chapek, “better reflects our values.”

The Proponents are seeking assurance that AT&T has an effective strategy in place to avoid similar missteps.

RESPONSE TO AT&T’s BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The company’s opposition statement mentions that it has received the highest possible score on the Center for Corporate Accountability’s 2021 Zicklin Index. While this score is impressive for political spending transparency practices, the index does not address or score congruence in spending with stated values; only transparency for where that money has gone.

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17 https://www.conference-board.org/topics/ESG-reporting/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity

18 https://variety.com/2022/film/news/disney-ceo-bob-chapek-support-lgbtq-1235197938/

19 https://twitter.com/abigaildisney/status/1500444182665703428?s=20&t=lsV3fd_sMqvfOx1IDZLcBg

20 https://www.hrc.org/press-releases/human-rights-campaign-refuses-money-from-disney-until-meaningful-action-is-taken-to-combat-floridas-dont-say-gay-or-trans-bill

21 https://eu.usatoday.com/story/travel/experience/america/theme-parks/2022/03/10/disneys-company-florida-dont-say-gay-bill-lgbtq-fans/9451149002/

22 https://variety.com/2022/tv/news/disney-lgbtq-staff-letter-dont-say-gay-bill-bob-chapek-1235200825/

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2022 Proxy Memo AT&T | Shareholder Proposal on Values Alignment with Political Expenditures

The opposition statement also says, “We participate in the political process in a bipartisan manner to support policies that sustain and grow our business and create stockholder value…In the normal course of our political engagement, it is possible that the Company will support some officials and some pieces of legislation because they broadly and importantly contribute to our core businesses and values, even when we do not agree with every specific, or every stated opinion or position of each official we may support.”

This statement reinforces the need for a corporate alignment report. The report would allow external parties to understand the Company’s rationale for supporting, or not supporting, certain organizations, legislation, and politicians.

CONCLUSION

A “Yes” vote is warranted. For all of the reasons above, we believe that the requested report will motivate AT&T to monitor its political expenditures so that they do not erode shareholder value by diminishing the company’s reputation, consumer loyalty, brand, values, and corporate responsibility initiatives.

Vote “Yes” on this Shareholder Proposal #6

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For questions, please contact Meredith Benton, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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